
May 12, 2014

Via E-mail
John Carlson
Chief Executive Officer & President
Capital Financial Holdings, Inc.
1 Main Street North
Minot, North Dakota 58703

      Re: Capital Financial Holdings, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 21, 2014
            File No. 0-25958

Dear Mr. Carlson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Christian Windsor

            Christian Windsor
            Special Counsel

cc: Elizabeth A. Redding, Capital Financial Holdings, Inc.